SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

_____________________________

COMPEX TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation)	41-0985318 (I.R.S. Employer Identification No.)

1811 Old Highway 8
New Brighton, Minnesota 55112-3493
(651) 631 0590
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: N/A

If this Form relates to the registration of a class of securities pursuant to Section 12[b] of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the exchange Act and is effective pursuant to General Instruction A.(d), check the following box.☒

Securities Act registration statement file number to which this Form relates:
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Preferred Stock
(Title of Class)

Item 1. Description of Securities to be Registered

     On February 5, 2003, the Board of Directors of Compex Technologies, Inc. (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) per share for each outstanding share of Common Stock, par value $.10 (the “Common Shares”), of the Company, effective upon the filing of the Certificate of Designation of the Series A Preferred Stock. The dividend was payable on February 28, 2003 (the “Record Date”) to Shareholders of record on that date.

     For those interested in the specific terms of the Rights under the Rights Agreement, by and between our Corporation and the Registrar and Transfer Company, as the Rights Agent (the “Rights Agreement”), dated as of February 17, 2003, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company by contacting the Secretary at 1811 Old Highway 8, New Brighton, MN 55112.

     Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, no par value (the “Preferred Shares”), of the Company at a price of $20.00 per one-hundredth of a Preferred Share (the “Exercise Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement by and between the Company and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”).

     Initially, the Rights will attach to all certificates representing Common Shares then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares, and a “Distribution Date” for the Rights will occur upon the earlier of:

(i) the tenth Business Day following the commencement of, or public announcement of a Person’s intention to commence a tender offer or exchange offer, the consummation of which would result in a Person or group of affiliated or associated Persons becoming an “Acquiring Person” (i.e., has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares) (or such later date as may be determined by the Board of Directors of the Company prior to a Person or group of affiliated or associated Persons becoming an Acquiring Person);

(ii) the date of a public announcement that a Person or group of affiliated or associated Persons has become an “Acquiring Person”; and

(iii) the date on or after a public announcement that (A) the Company will consolidate with or merge with or into another corporation or Person, or (B) another Person will consolidate with or merge with or into the Company, or (C) the Company intends to sell 50% or more of its assets or earning power.

     Wholly-owned subsidiaries of the Company, employee benefit plans of the Company and Persons holding Voting Shares for or pursuant to such benefit plans, or who acquired Voting Shares through a stock purchase program or self-tender offer, will not be considered an Acquiring Person, subject to certain exceptions.

Until the Distribution Date,

(i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares;

(ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference; and

(iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 17, 2013, unless extended or earlier redeemed or exchanged by the Company as described below.

     The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution:

(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares;

(ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then Current Market Price of the Preferred Shares; or

(iii) upon the distribution to holders of the Preferred Shares of securities or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) (other than those described in clause (ii) of this paragraph).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in the Exercise Price. No fraction of a Preferred Share will be issued (other than fractional shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) if in lieu thereof, a payment in cash is made based on the Current Market Price (prorated for the fraction) of a Preferred Share on the Business Day immediately prior to the date on which such fractional shares would otherwise be issued.

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right also are subject to adjustment in the event of a stock split of the Common Shares, a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations, combinations or reclassifications of the Common Shares occurring, in any such case, prior to the Distribution Date, Redemption Date or Rights Expiration Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.25 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to the greater of (A) a preferential liquidation payment of $100 per share plus all accrued and unpaid dividends, or (B) an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     If any Person or group of affiliated or associated Persons becomes an Acquiring Person (unless the event by which such Person became an Acquiring Person is a transaction described in the following paragraph), then each holder of a Right, other than Rights beneficially owned by the Acquiring Person and certain transferees thereof (which will thereafter be void), will thereafter have the right to receive, upon exercise thereof at the then current Exercise Price of the Right, one one-hundredth of a Preferred Share having a market value of two times the Exercise Price of the Right, subject to possible adjustments.

     If, at any time after there is an Acquiring Person, the Company is acquired in certain mergers or other business combination transactions (other than certain transactions with a subsidiary of the Company or a transaction with a Person who is not considered an Acquiring Person ) or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold, each holder of a Right (other than Rights which have become void under the terms of the Rights Agreement) will thereafter have the right to receive, upon exercise thereof at the then current Exercise Price of the Right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the Exercise Price of the Right.

     Prior to the Distribution Date, the Board of Directors of the Company may substitute all or any portion of the Preferred Shares issuable on the Distribution Date for cash, other equity securities, debt securities, property or any combination thereof, if such action is determined to adequately protect the interests of the holders of the Rights.

     In certain events specified in the Rights Agreement, the Company is permitted temporarily to suspend the exercisability of the Rights.

     At any time prior to such time as any Person becomes an Acquiring Person, or the Company is acquired in certain mergers or other business combination transactions, or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right, subject to adjustment (the “Redemption Price”), payable in cash,

Common Shares, Preferred Shares, other equity securities, debt securities, property or any combination thereof deemed appropriate by the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

     At any time during the period 180 days after a Person or group of affiliated or associated Persons becomes an Acquiring Person, the Board of Directors of the Company may exchange all, but not less than all, of the Rights (other than Rights which have become void under the terms of the Rights Agreement) for Common Shares, one one-hundredths of Preferred Shares, debt securities, property or any combination thereof having an aggregate Current Market Price equal to the result obtained by multiplying the Current Market Price per Common Share on the date of the exchange by the number of Common Shares for which a Right is exercisable and subtracting from such product the Exercise Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a Shareholder of the Company, including without limitation, the right to vote or to receive dividends. In addition, the Company will have no liability to holders of Rights for any failure to comply with the Rights Agreement with respect to making a determination of an Acquiring Person, or otherwise with respect to any Acquiring Person.

Item 2. Exhibits

4.1	Rights Agreement, dated as of February 17, 2003, by and between Compex Technologies, Inc. and the Registrar and Transfer Company, as Rights Agent, which includes the form of Right Certificate as Exhibit A.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: February 18, 2003

/s/ Dan W. Gladney
Dan W. Gladney Chief Executive Officer and President

EXHIBIT LIST

4.1	Rights Agreement, dated as of February 17, 2003, by and between Compex Technologies, Inc. and the Registrar and Transfer Company, as Rights Agent, which includes the form of Right Certificate as Exhibit A.